Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001

Attention:                 Liz Packebusch
Division of Corporation Finance
Office of Energy & Transportation

October 19, 2020

Re:                             GasLog Partners LP
Registration Statement on Form F-3 (Registration No. 333-249399)

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), GasLog Partners LP (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-249399), so that the Registration Statement may become effective under the Securities Act by 4:00 pm (Eastern time) on October 21, 2020, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform D. Scott Bennett at (212) 474-1132 or David Jean-Baptiste at (212) 474-1325, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

GasLog Partners LP

By	/s/ Nicola Lloyd
	Name:	Nicola Lloyd
	Title:	General Counsel